UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Galapagos NV

(Name of Issuer)

Ordinary Shares, no par value, and American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

36315X101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 36315X101	13G

1	Name of Reporting Person Van Herk Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,893,235

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,893,235

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Van Herk Investments THI B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Van Herk Private Equity Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Stichting Administratiekantoor Penulata

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Van Herk Management Services B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person A. van Herk Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Stichting Administratiekantoor Abchrys

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 36315X101	13G

1	Name of Reporting Person Adrianus van Herk

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,893,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,893,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,235

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.5%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 36315X101	13G

Item 1.
(a)	Name of Issuer: Galapagos NV, a Belgian corporation
(b)	Address of Issuer’s Principal Executive Offices: Generaal De Wittelaan L11 A3 2800 Mechelen Belgium

Item 2.
(a)

Names of Persons Filing:

This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings.  Penulata holds substantially all of the issued and outstanding shares of VHPI.  VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments.  Abchrys holds substantially all of the issued and outstanding shares of Holdings.  Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments.  VHMS is the sole managing director of VHI, VHIT and VHPI.

Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

(c)

Citizenship:
Each of VHI, VHIT, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands.  Penulata and Abchrys are Netherlands foundations.  Mr. van Herk is a citizen of the Netherlands.

CUSIP No. 36315X101	13G

(d)

Title of Class of Securities:
Ordinary Shares, no par value (“Ordinary Shares”), and American Depositary Shares (“ADSs” and, together with the Ordinary Shares, the “Common Stock”), each of which represents one Ordinary Share.

	(e)	CUSIP Number: BE0003818359 (Ordinary Shares) 36315X101 (ADSs)

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	Broker or dealer registered under section 15 of the Act;
	☐	Bank as defined in section 3(a)(6) of the Act;
	☐	Insurance company as defined in section 3(a)(19) of the Act;
	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

	(a)	Amount beneficially owned: 4,893,235 shares of Common Stock
(b)

Percent of class:

7.5%  (The percentages used in this statement are calculated (i) based upon the 65,411,767 shares of Common Stock issued and outstanding as reported by Galapagos NV in its press release captioned “Gilead holds 25.54% of Galapagos Shares” dated January 11, 2021 and made available on its website at www.glpg.com and (ii) assuming the exercise by the Reporting Persons of certain options to purchase Common Stock.)

	(c)	Number of shares as to which such person has:

VHI
i.	Sole power to vote or direct the vote: 4,893,235
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 4,893,235

CUSIP No. 36315X101	13G

iv.	Shared power to dispose or direct the disposition of: 0
VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Common Stock beneficially owned by it.

VHIT
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
VHIT shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHI.

VHPI
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
VHPI shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHIT.

Penulata
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
Penulata shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHPI.

VHMS
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235

VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of it being the sole managing director of VHI, VHIT and VHPI.

OGBBA
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHMS.

Holdings
i.	Sole power to vote or direct the vote: 0

CUSIP No. 36315X101	13G

ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in OGBBA.

Abchrys
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 4,893,235
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 4,893,235
Abchrys shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in Holdings.

Mr. van Herk
	i.	Sole power to vote or direct the vote: 0
	ii.	Shared power to vote or direct the vote: 4,893,235
	iii.	Sole power to dispose or direct the disposition of: 0
	iv.	Shared power to dispose or direct the disposition of: 4,893,235

Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of his holding of all of the depositary receipts issued by Penulata and Abchrys, his being the sole board member of Penulata and Abchrys, and his being the sole managing director of VHMS, OGBBA and Holdings.

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

CUSIP No. 36315X101	13G

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36315X101	13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2021

VAN HERK INVESTMENTS B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld Title: Attorney-In-Fact*

VAN HERK INVESTMENTS THI B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

STICHTING ADMINISTRATIEKANTOOR PENULATA

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

A. VAN HERK HOLDING B.V.

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

* Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.

CUSIP No. 36315X101	13G

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ADRIANUS VAN HERK

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

* Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.

[Signature Page to Schedule 13G]

CUSIP No. 36315X101	13G

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated January 29, 2021, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2

Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons, incorporated by reference herein by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13G filed by the Reporting Persons on September 17, 2019 with respect to Zealand Pharma A/S (File No. 001-38178).